170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL APPOINTS CURTIS R. JENSEN VICE PRESIDENT OF QUALITY
AND REGULATORY AFFAIRS

TORONTO (April 3, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), announces the appointment of Curtis R. Jensen as Vice President of Quality and Regulatory Affairs, effective immediately. Mr. Jensen will be responsible for regulatory affairs of the Company’s SPORT Surgical System, which is currently under development. He reports to David J. McNally, Titan Medical’s Chief Executive Officer.

"Curtis is an important and welcome addition to our organization and we are delighted to bring him on board,” commented Mr. McNally. “I have worked with Curtis previously and can attest to his knowledge and leadership, along with his thorough understanding of what Titan will require as we interact with development, manufacturing and regulatory authorities. His experience with the FDA, Health Canada and various European regulatory bodies will be extremely important as we develop and ultimately commercialize SPORT."

“I’m excited to be joining Titan Medical as I believe SPORT will be an important option for clinicians performing robotic surgeries in procedures that may not be optimally performed with the systems currently available,” commented Mr. Jensen. “I appreciate the opportunity to support Titan’s quality and regulatory functions as SPORT moves along the development pathway. I am eager to contribute to the company and provide guidance with implementing sustainable quality and compliance programs that will further strengthen core business objectives.”

Mr. Jensen has more than 20 years of experience leading successful quality and regulatory affairs teams at several U.S. companies. Prior to joining Titan, he served since 2015 as senior regulatory affairs associate at EKOS, a privately-held medical equipment manufacturer where he was responsible for worldwide regulatory approval for a new CU 4.0 Control System for an ultrasound pulmonary embolism catheter. Prior to EKOS, from 2010 to 2015 he held positions of increasing responsibility at Domain Surgical, a manufacturer of advanced thermal surgical instruments, including serving as Vice President of Quality and Regulatory Affairs. At Domain Surgical he successfully submitted five 510(k) applications to the U.S. Food and Drug Administration for dissection and vessel sealing devices, and achieved CE Mark approvals. Prior to Domain, Mr. Jensen held quality and regulatory positions at Ceramatec, GE Healthcare, Iomed, Bausch & Lomb and Bard Access Systems, among others.

Mr. Jensen holds a Master of Science degree in Applied Mathematics from Johns Hopkins University and a Bachelor of Science degree in Electrical Engineering from Utah State University.

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or

Bruce Voss
(310) 691-7100
bvoss@lhai.com

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